UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: September 13, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Vimicro Establishes a Subsidiary in Shanxi Province to Expand

Security-Surveillance Business

BEIJING, China – September 12, 2012 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced that the Company recently entered into a strategic cooperative agreement (the “Agreement”) with Shanxi Guoxin Investment (Group) Corporation (“Guoxin Group”), the primary financial holding group of the Shanxi provincial government, to establish a subsidiary to develop, produce and market Surveillance Video and Audio Coding (“SVAC”)-based security surveillance products and related video sensing and intelligence applications. This Subsidiary will be located in Taiyuan, the capital city of Shanxi province. The establishment of the new subsidiary, to be named Zhongtianxin Science and Technology Co., Ltd. (the “Subsidiary”), reflects Company’s efforts to expand its security and surveillance business by cooperating with a state-owned enterprise in Shanxi Province.

Vimicro Corporation (a wholly-owned subsidiary of Beijing-based Vimicro International Corporation), Guoxin Group, and VMF Consulting Company will each make cash capital contributions of RMB 26 million, RMB 98 million and RMB 4 million, respectively, to the Subsidiary. In addition, Vimicro Corporation will also provide certain intellectual property, appraised at RMB 72 million by an independent third-party valuation firm, as part of its capital contribution to the Subsidiary. VMF Consulting Company is also assisting in the process of establishing the Subsidiary. Vimicro Corporation, Guoxin Group and VMF Consulting Company will each hold 49%, 49% and 2%, respectively, of the equity interests of the Subsidiary.

Both Vimicro and Guoxin Group have agreed to actively assist the Subsidiary in pursuing market opportunities, The Subsidiary will apply for preferential treatment from Shanxi provincial government after the incorporation of the Subsidiary, which should result in the attainment of substantial market share. Additional preferential treatment is expected to be received in terms of taxation, governmental subsidies, industry support and the grant of land-use rights.

Under the Agreement, Guoxin Group has committed to arrange financing of up to RMB 10 billion (US $1.6 billion) to roll out SVAC-based projects in Shanxi province and in other regions in China. As the cooperative partner of Shanxi province, the Subsidiary will have priority to act as the contractor for these projects and also provide SVAC products and services.

Vimicro’s Audit Committee and the Board of Directors have reviewed and approved the transaction, including the proposed establishment of the Subsidiary.

“We are very excited about the formation of this strategic new subsidiary in Shanxi province,” said Dr. John Deng, Chairman and CEO of Vimicro. “We look forward to working with our partners there to accelerate the roll-out of SVAC-based products and services, which will promote the growth of the high-tech economy in Shanxi province, strengthen our design capability, as well as promote the Company’s IC businesses. The new subsidiary will focus on security-surveillance products and services, as well as developing relationships with security-surveillance customers. We believe the establishment of this Subsidiary will strengthen our ability to secure many attractive opportunities in Shanxi province for the benefit of Vimicro and its shareholders.”

About Shanxi Guoxin Investment (Group) Corporation

Shanxi Guoxin Investment (Group) Corporation (“Guoxin Group”) is the primary financial holding group of the Shanxi provincial government and is engaged in a range of industries including: trusts, securities, fund management, futures, property trading, venture capital, real estate, hotels, restaurants, tourism and medical care. Guoxin Group has registered capital of RMB 2.6 billion, with approximately 3,000 employees. As of the end of 2010, Guoxin Group had total assets of RMB 20.7 billion, managed assets of RMB 193 billion, and net assets of RMB 9.1 billion.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/Notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.